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                                                                                                                EXHIBIT 11
                     CBI INDUSTRIES, INC. AND SUBSIDIARIES
                   COMPUTATION OF EARNINGS PER COMMON SHARE

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                                                                               Three Months          Six Months
Thousands of dollars, except per share amounts                                 Ended June 30,        Ended June 30,
                                                                                  1994       1993       1994       1993
Primary Earnings Per Common Share
  Net income to common shareholders                                              $ 12,064  $   6,926   $ 20,236   $ 11,075
  Weighted average number of common shares outstanding                             37,791     37,068     37,736     36,971
  Primary net income per common share                                           $     0.32 $     0.19 $     0.54 $     0.30


Fully Diluted Earnings Per Common Share
  Net income                                                                     $ 12,064  $   6,926   $ 20,236   $ 11,075
  Add back expenses included in net income that pertain to ESOP
    Series C preferred dividends                                                    2,025      2,119      4,118      4,252
    Common dividends on unallocated reverted shares                                     8         17         24         41
    Company contributions (after utilization of common dividends
      of $204, $205, $406, $404 charged to retained earnings)                       2,019      1,940      4,023      3,919
    ESOP debt amortization                                                           (212)      (526)      (424)    (1,053)
    Tax effect included in net income related to debt service                      (1,563)    (1,407)    (3,145)    (2,831)
  Net income adjusted to exclude ESOP debt service                                 14,341      9,069     24,832     15,403

Adjustments to reflect the servicing of ESOP debt (required for this calculation), based on the assumption all Series C preferred shares were converted to common shares:
    Common dividends on unallocated reverted shares                                   (26)       (42)       (60)       (92)
    Company contribution (after utilization of common dividends
     of $822, $627, $1,660, $1,251 charged to retained earnings)                   (3,408)    (3,612)    (6,851)    (7,273)
    ESOP debt amortization                                                            212        526        424      1,053
    Tax effect included in net income related to debt service                       1,417      1,300      2,852      2,617
Fully Diluted net income to common shareholders                                    12,536      7,241     21,197     11,708

Weighted average number of common shares outstanding                               37,791     37,068     37,736     36,971
Add common stock equivalents of stock option plan                                     139         95        139         95
Add common stock equivalents of leveraged Series C preferred shares                 4,451      4,568      4,451      4,568
Add common stock equivalents of reverted allocated Series C
  preferred shares                                                                    817        725        817        725
Fully diluted weighted average number of common shares outstanding                 43,198     42,456     43,143     42,359
Fully diluted net income per common share                                       $     0.29 $     0.17 $     0.49 $     0.28

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